UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)

HORMEL FOODS CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

440452-10-0

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 440452-10-0

1	NAMES OF REPORTING PERSONS The Hormel Foundation 41-0694716
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 128,216,558
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 128,216,558
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,216,558
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.47
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13G/A

Item 1(a)	Name of Issuer.

Hormel Foods Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1 Hormel Place, Austin, Minnesota 55912-3680

Item 2(a)	Name of Person Filing.

The Hormel Foundation

Item 2(b)	Address of Principal Business Office.

329 North Main Street, Suite 102L, Austin, Minnesota 55912-3478

Item 2(c)	Place of Organization.

Minnesota

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

440452-10-0

Item 3	Reporting Person.

Not Applicable

Item 4	Ownership.

(a)	Amount beneficially owned as of December 31, 2015:

128,216,558

(b)	Percent of Class:

48.47

(c)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or direct the vote:

128,216,558

(ii)	shared power to vote or direct the vote:

—

(iii)	sole power to dispose or direct the disposition of:

128,216,558

(iv)	shared power to dispose or to direct the disposition of:

—

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Hormel Foundation is a charitable foundation incorporated in 1941; amended and restated July 28, 1980. Its assets include common stock of the issuer which it has sole power to vote and the sole power of disposition. Some of such common stock is held in the capacity as trustee of various trusts for which other persons have the right to receive dividends. Each other person having the right to receive dividends on such common stock constituting more than five percent of the outstanding common stock of the issuer are the following:

Jamie Renee Hormel

Thomas D. Hormel

Marisa Ignacio Hormel

James C. Hormel

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HORMEL FOUNDATION

Date: January 26, 2016	/s/ J. A. Anfinson
J. A. Anfinson, Treasurer